UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

AHP Title Holdings LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11415

State of Organization: Delaware

IRS EIN: 85-0640756

440 S. LaSalle Street, Suite 1110

Chicago, IL 60605

 (866) 247-8326

Item 1: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

For the 6 months beginning January 1, 2022, and ending June 30, 2022, (the “Operating Period”), the Company did not generate any revenue. Operating losses over the Operating Period totaled $434,084 and were primarily driven by professional fees of $160,751, personnel expenses of $116,588, and license expenses of $84,700. These expenses were absorbed as the Company prepares itself for full operations by the end of 2022.

As of June 30, 2022, the Company had assets totaling $959,274 on the balance sheet consisting primarily of a $750,000 investment in a title insurance company. Members’ deficit of $37,986 is primarily a result of liabilities in excess of assets, specifically amounts due to related parties of $908,316.

Liquidity and Capital Resources

Our registration statement on Form 1-A, pursuant to which we offered to sell up to $75,000,000 of Class A interests, was declared effective by the Securities and Exchange Commission on September 30, 2021. We filed an amended offering which was qualified by the SEC on July 1, 2022. We subsequently amended the offering statement to raise the preferred return to investors from 7% to 9%, which amendment was declared effective by the Securities and Exchange Commission on September 1, 2022. As of June 30, 2022, we have raised $1,317,186 in Class A interests.

To provide more “liquidity” – meaning cash – we might borrow money from banks or other lenders, secured by Mortgage Loans and other property owned by the Company. As a licensed insurance company, AHP Title Insurance would have the ability to borrow from the Federal Home Loan Banks.

Affiliates of the Company have advanced approximately $200,000 to the Company to fund the Company’s development. We treat these advances as interest-free loans, payable on demand. We will repay these advances from the proceeds of the Offering.

The Company also expects to commit additional capital to capitalize AHP Title Insurance in accordance with requirements of state insurance regulators, and another $250,000 to provide working capital.

The Company has committed up to $30 million to fund the Dove Street Partnership, but only in its discretion.

Trend Information

Because the Company is a new business, management has not identified any significant recent trends in the Company’s performance. As of the date of this filing, management is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the Company’s reported financial information not necessarily to be indicative of future operating results or financial condition, other than the COVID-19 pandemic and industry-specific risk factors.

Item 2: Other Information

On May 6, 2022, the Company appointed Jorge Newbery to be the Chief Financial Officer, replacing Charles Halko, who is no longer employed by the Company.

After the reporting period, on August 5, 2022, Patrick McLaughlin was replaced as President by Chris Pummill.

2

Item 3: Financial Statements

AHP Title Holdings LLC
Balance Sheet
As of June 30, 2022

Total
ASSETS
Current Assets
Bank Accounts
AHP Title 5/3 Bank 0704	$59,268.18
Total Bank Accounts	59,268.18
Accounts Receivable
Accounts Receivable	(775.00)
Investor Receivables	0.00
Total Accounts Receivable	(775.00)
Other Current Assets
Prepaid Expenses	3,920.97
Investments - ANTIC	750,000.00
Due from Related Parties	7,400.00
Due from AHPS	0.00
Total Due from Related Parties	7,400.00
Total Other Current Assets	761,320.97
Total Current Assets	819,814.15
Fixed Assets
Fixed Asset Software	139,460.00
Total Fixed Assets	139,460.00
TOTAL ASSETS	$959,274.15

LIABILITIES AND EQUITY
Liabilities
Current Liabilities
Accounts Payable
Accounts Payable	$116,423.24
Total Accounts Payable	116,423.24
Credit Cards
Amex-11000 AHP Title	10,482.84
Total Credit Cards	10,482.84
Other Current Liabilities
Accrued Expenses	(37,961.65)
Accrued Payroll	0.00
Due to Related Parties	908,316.14
Total Other Current Liabilities	870,354.49
Total Current Liabilities	997,260.57
Total Liabilities	997,260.57
Equity
Member 1 Draws	295.00
Member 1 Equity	200,195.25
Investor Capital - Class A	1,304,153.90
Investor Reinvestments - Class A	13,032.10
Retained Earnings	(1,044,758.91)
Investor Returns - Class A	(23,596.65)
Investor Redemptions - Class A	(53,223.10)
Net Income	(434,084.01)
Total Equity	(37,986.42)
TOTAL LIABILITIES AND EQUITY	$959,274.15

3

AHP Title Holdings LLC

Profit and Loss

January - June, 2022

Total
Income
Total Income
Gross Profit	$0.00
Expenses
Advertising and Promotion	742.48
Bank Service Charges	797.00
Business Licenses and Permits	84,700.38
Computer and Internet Expenses	1,906.22
Dues and Subscriptions	750.00
Insurance Expense	1,195.33
Interest Expense	53,255.70
Meals and Entertainment	1,102.81
Payroll Expenses	111,645.91
Health Insurance Expense	4,942.38
Professional Fees	160,750.97
Telephone Expense	3,816.19
Travel Expense	8,478.64
Total Expenses	434,084.01
Net Operating Income	(434,084.01)
Net Income	$(434,084.01)

4

Item 4: Exhibits

Exhibit 1A-2A	Certificate of Formation of the Company filed with the Delaware Secretary of State on March 26, 2020.*
Exhibit 1A-2B	First Amended and Restated Limited Liability Company Agreement dated December 18, 2020.*
Exhibit 1A-2C	Authorizing Resolution dated December 18, 2020.*
Exhibit 1A-6A	Servicing Agreement between Title Insurance and AHP Servicing.*
Exhibit 1A-6B	Amended and Restated Trust Agreement dated October 29, 2014.*
Exhibit 1A-6C	Amendment No. 1 to Amended and Restated Trust Agreement.*
Exhibit 1A-6D	Series Addendum Establishing Series “AHP Title Direct.”*
Exhibit 1A-6E	Master Services Agreement between Title Insurance and ANTIC.*
Exhibit 1A-6F	Gulf Coast Purchase Agreement.*
Exhibit 1A-6G	Extension of Master Services Agreement between Title Insurance and ANTIC.*

*Filed previously

5

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on September 30, 2022.

AHP TITLE HOLDINGS LLC

By: /s/ Jorge Newbery___________________
Jorge Newbery, Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Jorge Newbery_______________________________

Jorge Newbery, Chief Financial Officer

September 30, 2022

/s/ Jorge Newbery_______________________________

Jorge Newbery, Chief Executive Officer

September 30, 2022

6